UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7 )*



                          American Medical Alert Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   027904 10 1
                ------------------------------------------------
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13G

CUSIP No.  027904 10 1                              Page    2    of   5    Pages
          ---------------------                            ----      ----


    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Howard M. Siegel
            ###-##-####

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]
    3       SEC USE ONLY

    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

      NUMBER OF             5      SOLE VOTING POWER
        SHARES
     BENEFICIALLY                      1,229,840
       OWNED BY
         EACH               6      SHARED VOTING POWER
      REPORTING
        PERSON                              10,000
         WITH
                            7      SOLE DISPOSITIVE POWER

                                            1,229,840

                            8      SHARED DISPOSITIVE POWER

                                            10,000




 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,239,840

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                            [ ]

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               20.8%

12    TYPE OF REPORTING PERSON*

                IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  027904 10 1                              Page    3    of   5    Pages
          ---------------------                            ----      ----



Item 1(a)    Name of Issuer:

             American Medical Alert Corp.

Item 1(b)    Address of Issuer's Principal Executive Offices:

             3265 Lawson Blvd.
             Oceanside, New York 11572

Item 2(a)    Name of Person Filing:

             Howard M. Siegel

Item 2(b)    Address of Principal Business Office or, if none, Residence:

             3265 Lawson Blvd.
             Oceanside, New York  11572

Item 2(c)    Citizenship:

             United States of America

Item 2(d)    Title of Class of Securities:

             Common Stock, $.01 par value per share

Item 2(e)    CUSIP Number:

             027904 10 1

Item 3       This statement is not filed pursuant to Rule 13d-1(b) or 13d-2(b)


Item 4(a)    Amount Beneficially Owned

             As of January 21, 1999:

             1,239,840 shares. Does not include 19,300 held by Mr. Siegel as custodian for his adult son. Includes 10,000 shares owned by Mr. Siegel's spouse. Mr. Siegel disclaims beneficial ownership of the shares owned by his son and spouse. Also includes 10,000 shares subject to stock options exercisable at $3.30; 5,417 shares subject to stock options exercisable at 2.8625; 5,450 shares subject to stock options exercisable at $2.9875; 3,750 shares subject to stock options exercisable at $2.9563; 7,601 shares subject to stock options exercisable at $2.8875; 3,125 shares subject to stock options exercisable at $2.4063; 2,928 shares subject to stock options exercisable at $3.4375; 3,178 shares subject to stock options exercisable at $2.8875; 2,572 shares subject to stock options exercisable at $2.5438; and 150,000 shares subject to stock options exercisable at $2.75.

CUSIP No.  027904 10 1                              Page    4    of   5    Pages
          ---------------------                            ----      ----



Item 4(b)   Percent of Class: 20.8%

Item 4(c)   Number of shares as to which such person has:

            (i)   sole power to vote or to direct the vote: 1,229,840
            (ii)  shared power to vote or to direct the vote: 10,000
            (iii) sole power to dispose or to direct the disposition of:
                  1,229,840
            (iv)  shared power to dispose or to direct the disposition of:10,000

Item 5      Ownership of Five Percent or Less of a Class:

            Not applicable.

Item 6      Ownership of More than Five Percent on Behalf of Another Person:

            Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

            Not applicable.

Item 8      Identification and Classification of Members of the Group:

            Not applicable.

Item 9      Notice of Dissolution of Group:

            Not applicable.

Item 10     Certification:

            Not applicable.

CUSIP No.  027904 10 1                              Page    5    of   5    Pages
          ---------------------                            ----      ----



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                            January 22, 1999
                                                         -----------------------
                                                                (Date)


                                                         /s/ Howard M. Siegel
                                                         -----------------------
                                                               (Signature)


                                                             Howard M. Siegel
                                                         -----------------------
                                                                   (Name)